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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ascensus Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Dryden Road
(No. and Street)

Dresher	**PA**	**19025**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Gingolaski **(215) 648-5202**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

gw

OATH OR AFFIRMATION

I, Rick Irace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ascensus Financial Services, LLC** as of **December 31**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 5 day of Feb 20 18.

[signature]
Notary Public 2/5/2018

[signature], CEO
Signature
2/5/2018

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHRISTINE TOLLOK, Notary Public
Upper Dublin Township, Montgomery County
My Commission Expires March 25, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

ASCENSUS FINANCIAL SERVICES, LLC

Financial Statements
As of and For the Year Ended
December 31, 2017

With Report of Independent Registered Public Accounting Firm

ASCENSUS FINANCIAL SERVICES, LLC

Financial Statements and Supplemental Schedule
Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ascensus Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ascensus Financial Services, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2009.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 1,977,911
Accounts receivable	85,886
Accounts receivable - passthrough	1,456,970
Accounts receivable - other	250,663
Prepaid expenses and other assets	47,202
Total Assets	$ 3,818,632
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 3,845
Payable to plans	1,456,970
Payable to broker-dealers and banks	250,663
Due to related party	128,366
Total Liabilities	1,839,844
MEMBER'S EQUITY	1,978,788
Total Liabilities and Member's Equity	$ 3,818,632

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2017

REVENUES		
Mutual fund fees	$	711,383
Total revenues		711,383
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		621,346
Occupancy		41,338
Technology and communications		24,583
Other operating expenses		144,323
Total expenses		831,590
NET LOSS	$	(120,207)

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$ 598,995
Net Loss	(120,207)
Member's Contribution	1,500,000
Balance, December 31, 2017	$ 1,978,788

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Loss	$ (120,207)
Adjustments to reconcile net loss to net cash used by operations:	
Decrease in accounts receivable	6,757
Increase in accounts receivable - passthrough	(1,456,970)
Increase in accounts receivable - other	(250,663)
Decrease in prepaid expenses and other assets	576
Increase in payable to plans	1,456,970
Increase in payable to broker-dealers and banks	250,663
Increase in due to related party	74,392
NET CASH USED BY OPERATING ACTIVITIES	(38,482)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Contributions	1,500,000
NET CASH USED BY FINANCING ACTIVITIES	1,500,000
NET INCREASE IN CASH	1,461,518
CASH BALANCE:	
Beginning of year	516,393
End of year	$ 1,977,911

(See accompanying notes to financial statements)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Ascensus Financial Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in 2008 and is a wholly-owned subsidiary of ExpertPlan, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Ascensus Inc. ("Ascensus"), which in turn is a wholly owned subsidiary of AqGen Ascensus, Inc. (the "Ultimate Parent").

The Company provides wholesale mutual fund commission collection services for retirement and benefit plans serviced by the Parent and Ascensus. These plans offer securities of major mutual fund companies, on a payroll deduction basis through the Parent. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees).

Basis of Presentation: The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with United States generally accepted accounting principles ("GAAP").

Use of Assumptions and Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality bank. Balances at times may exceed federally insured limits.

Restricted Cash: The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with section (k)(2)(i) of the Securities and Exchange Act Rule 15c3-3. All of the funds that are deposited into the (k)(2)(i) account are then transferred to the administrative fee credit account ("AFCA") to be maintained for the benefit of the Plans at the end of each month.

Accounts Receivable: Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December, 31, 2017, there are no accounts where collection appears unlikely or collectability is uncertain.

Accounts Receivable – passthrough: Commissions are received from fund companies for the Ascensus Fee based program. The receivable is accrued and collected in the following month. As funds come in, ninety-five percent (95%) are deposited into the Company's (k)(2)(i) to be transferred, at the end of the month, to the administrative fee credit account ("AFCA").

Accounts Receivable – other: Commissions are received from fund companies on behalf of unaffiliated broker-dealers and banks. On a weekly or quarterly basis, the funds are remitted to the unaffiliated broker-dealer and banks.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments: The fair value of cash, accounts receivable and accrued expenses approximate the carrying values due to the short period of time to maturity.

Payable to plans: Commissions that are due to customers from the fund companies are accrued as the offset to the Accounts Receivable - pass through. The funds are accrued and sent to the customer in the following month. As funds come in, ninety-five percent (95%) are deposited into the (k)(2)(i) to be transferred, at the end of the month, to the administrative fee credit account ("AFCA").

Payable to broker-dealers and banks: Commissions that are due to unaffiliated broker-dealers and banks are accrued as an offset to the Accounts Receivable-other. On a weekly or quarterly basis, the funds are remitted to the unaffiliated broker-dealer and banks.

Revenue Recognition: Revenue consists of a 5% administrative fee collected when 12b-1 fees are earned as a result of sales of mutual funds. These fees are calculated in accordance with the mutual fund agreements and are based on the net assets in the underlying investments. The 5% administrative fee revenue represents the portion of the commission that the Company receives as broker of record.

Income Taxes: The Company is a limited liability company for income tax reporting purposes. Therefore, the parent will report the entire taxable income on its corporate income tax return and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASU") 740-10 Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Recently Issued Accounting Pronouncements:

The following recently issued accounting standards have not been adopted by the Company as of December 31, 2017:

Standard	Description	Date of Adoption	Application	Effect on the Financial Statements
Revenue from Contracts with Customers	Updated authoritative guidance that changes the criteria for recognizing revenue from a contract with a customer. The new standard replaces existing guidance on revenue recognition, including most industry specific guidance. The objective of the updated standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries and across capital markets. The underlying principle is that an entity will recognize revenue to depict the transfer of goods and services to customers at an amount the entity expects to be entitled to in exchange for those goods or services. The guidance also requires a number of new disclosures regarding the nature, amount, timing and uncertainty of revenue and the related cash flows.	January 1, 2018; early adoption permitted	Full or modified retrospective	The Company plans to adopt using the modified retrospective method. The Company has analyzed its existing revenue streams using a gap analysis between our current revenue policies and the requirements under this new standard to evaluate the potential impact of this guidance on the timing, recognition, and presentation of its revenue streams and policies. Based on our preliminary assessment we do not expect this standard will impact the recognition of revenue that would require a material transition adjustment in the year of adoption. As the Company continues its evaluation it may find facts and circumstances that could impact the timing of recognition of revenue.
Accounting for Leases	Updated the accounting and disclosure guidance for leasing arrangements. Under this guidance, a lessee will be required to recognize the following for all leases, excluding short-term leases, at the commencement date: (i) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the guidance, lessor accounting is largely unchanged.	January 1, 2019; early adoption permitted	Modified retrospective	The Company is evaluating the impact on the financial statements and related disclosures. The Company does not expect to early adopt.

Subsequent Events: The Company has evaluated subsequent events through the date the financial statements were issued.

As of January 1, 2018, the Parent company of Ascensus Financial Services, LLC has changed. On January 1, 2018 there was a companywide restructuring. Expert Plan is no longer the Parent company. The current Parent company of Ascensus Financial Services, LLC is Ascensus Group, LLC.

The Company became compliant with its net capital requirements on January 4, 2018 upon receiving a capital contribution for $500,000.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $138,067, which was $111,933 below its required net capital of $250,000 and its ratio of aggregate indebtedness to net capital was 13.3257 to 1.0.

During the fourth quarter of this year, FINRA completed an audit of the Company. FINRA concluded that in order to comply with SEA Rule 17a-3 (a) (11), the Company could not net the 12b-1 fees receivable from fund companies with the 12b-1 fees payable to its customers and other broker-dealers.

The Parent contributed $1,500,000 into the Company on December 15, 2017. This contribution amount was based on the estimated additional 12b-1 fees receivable expected that were now considered non-allowable assets in the net capital calculation.

On December 31, 2017, the Company had actual 12b-1 fees receivable higher than expected which brought the Company below the net capital requirement. The Parent immediately contributed an additional $500,000 to bring the Company in compliance with the minimum net capital requirement. See Subsequent Events in Note A.

NOTE C – RELATED PARTIES

The Company has a services agreement with its Parent. Under the terms of the agreement, the Parent provides facilities and administrative services to the Company in exchange for monthly fees. The aggregate expense in the accompanying financial statements pursuant to this arrangement is $710,721. The due to related party amount of $128,366 at December 31, 2017 arises from this arrangement.

In response to the FINRA examination during the fourth quarter of the year, Parent contributed $1,500,000 of capital into the Company. With this contribution as well as a $500,000 additional contribution on January 4, 2018, the Company became compliant with SEA Rule 17a-3 (a) (11).

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned transactions with related parties did not exist.

SUPPLEMENTAL INFORMATION

ASCENSUS FINANCIAL SERVICES, LLC
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2017

NET CAPITAL:	
Total member's equity	$ 1,978,788
Less nonallowable assets:	
Accounts receivable	(85,886)
Accounts receivable - passthrough	(1,456,970)
Accounts receivable - other	(250,663)
Prepaid expenses	(47,202)
Net capital before haircuts	138,067
Less haircuts	-
Net capital	138,067
Mimimum net capital required	250,000
Excess/(deficit) net capital	$ (111,933)
Aggregate indebtedness	$ 1,839,844
Ratio of aggregate indebtedness to net capital	13.3257 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There are no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

ASCENSUS FINANCIAL SERVICES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ascensus Financial Services, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Ascensus Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ascensus Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Ascensus Financial Services, LLC stated that Ascensus Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascensus Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascensus Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Ascensus Financial Services, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Ascensus Financial Services, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Ascensus Financial Services, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Rick Irace
January 31, 2018

200 Dryden Road ▪ Suite 4000, ▪ Dresher, Pennsylvania 19025
215-648-5189 ▪ fax: 215-648-5690